Exhibit 21.01

GLU MOBILE INC.

Subsidiaries as of March 15, 2013

State or Other Jurisdiction of Incorporation or
Name of Subsidiary	Organization
Beijing Qinwang Technology Co. Ltd.	People’s Republic Of China
Beijing Zhangzhong MIG Information Technology Co. Ltd.	People’s Republic Of China
Blammo Games Inc.	Ontario, Canada
GameSpy Industries, Inc.	California, USA
Glu Games Inc.	Delaware, USA
Glu Mobile Brasil Ltd.	Brazil
Glu Mobile Limited	Hong Kong
Glu Mobile Limited	United Kingdom
Glu Mobile (Russia) Ltd.	United Kingdom
Glu Mobile Technology (Beijing) Co. Ltd.	People’s Republic Of China
Griptonite, Inc.	Washington, USA
Griptonite Games Inc.	Delaware, USA
Griptonite Games India Private Limited	India
Maverick Mobile Entertainment (Beijing) Limited	People’s Republic Of China

We have omitted certain subsidiaries which, if considered in the aggregate as a single subsidiary, would not constitute a significant subsidiary as of December 31, 2012.